CANDEV RESOURCE EXPLORATION, INC.
Suite 2200 - 1177 West Hastings Street
Vancouver, BC V6E 2K3
Tel: (604) 688-7526

March 13, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Attention: Anne Nguyen Parker

Dear Ms. Parker:

Re:    Candev Resource Exploration, Inc. (the "Company")
         Registration Statement on Form SB-2 -- 333-140122

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 9:00 a.m. (Eastern Standard Time) on March 16, 2007, or as soon thereafter as is practicable.

In connection with the Company's request for acceleration of the effective date of its Registration Statement on Form SB-2, the Company acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Thank you for your assistance. Please call with any questions.

  Yours truly,

  CANDEV RESOURCE EXPLORATION, INC.

  /s/ Mark A. McLeary
  Mark A. McLeary
  President and Chief Executive Officer